Exhibit 21.1
IDM Pharma, Inc. Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Immuno-Designed Molecules S.A.	France

Immuno-Designed Molecules, Inc.	Delaware

IDM-Biotech, Ltd.	Canada